UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025
Commission File Number 000-51138

GRAVITY CO., LTD.
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(Translation of registrant’s name into English)

14F, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795, Korea
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(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

GRAVITY REPORTS SECOND QUARTER OF 2025 RESULTS AND BUSINESS UPDATES

Seoul, South Korea – August 8, 2025 – GRAVITY Co., Ltd. (NasdaqGM: GRVY) (“Gravity” or “Company”), a developer and publisher of online and mobile games based in South Korea, today announced its unaudited financial results for the second quarter ended June 30, 2025, prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and business updates.
SECOND QUARTER 2025 HIGHLIGHTS

•Total revenues were KRW 170,740 million (US$ 126,147 thousand), representing a 24.2% increase from the first quarter ended March 31, 2025 (“QoQ”) and a 38.9% increase from the second quarter ended June 30, 2024 (“YoY”).

•Operating profit was KRW 19,670 million (US$ 14,533 thousand), representing a 20.5% decrease QoQ and a 31.2% increase YoY.

•Profit before income tax expense was KRW 18,706 million (US$ 13,821 thousand), representing a 34.2% decrease QoQ and a 6.7% decrease YoY.

•Net profit attributable to parent company was KRW 13,245 million (US$ 9,786 thousand), representing a 39.9% decrease QoQ and a 5.4% increase YoY.

REVIEW OF SECOND QUARTER 2025 FINANCIAL RESULTS

Revenues

Online game revenues for the second quarter of 2025 were KRW 21,971 million (US$ 16,233 thousand), representing a 16.8% increase QoQ from KRW 18,806 million and a 13.0% increase YoY from KRW 19,445 million. The increase QoQ was mainly attributable to initial revenue from Ragnarok Online America Latina launched in Latin America on May 28, 2025. The increase YoY was also mainly due to initial revenue from Ragnarok Online America Latina launched in Latin America on May 28, 2025.

Mobile game revenues were KRW 144,003 million (US$ 106,393 thousand) for the second quarter of 2025, representing a 24.7% increase QoQ from KRW 115,486 million and a 45.4% increase YoY from KRW 99,019 million. The increase QoQ was resulted by initial revenues from Ragnarok M: Classic launched in Taiwan, Hong Kong and Macau on April 16, 2025 and Ragnarok X: Next Generation launched in North, Central and South America, Oceania, England, Portugal, Spain and Ireland on May 8, 2025. Such increase was partially offset by decreased revenues from Ragnarok: Rebirth in Taiwan, Hong Kong and Macau, Ragnarok Origin in Southeast Asia, Taiwan, Hong Kong and Macau and THE RAGNAROK in Southeast Asia. The increase YoY was mainly due to initial revenues from Ragnarok M: Classic launched in Taiwan, Hong Kong and Macau on April 16, 2025 and Southeast Asia on February 14, 2025, increased revenue from Ragnarok Idle Adventure Plus launched in Global except Taiwan, Hong Kong, Macau, China, Korea and Japan on February 20, 2025 and initial revenue from Ragnarok X: Next Generation launched in North, Central and South America, Oceania, England, Portugal, Spain and Ireland on May 8, 2025. This increase was partially offset by decreased revenues from Ragnarok Origin in North, Central and South America and Southeast Asia.

Other revenues were KRW 4,766 million (US$ 3,521 thousand) for the second quarter of 2025, representing a 50.3% increase QoQ from KRW 3,172 million and a 5.8% increase YoY from KRW 4,503 million.

Cost of Revenue

Cost of revenue was KRW 114,006 million (US$ 84,231 thousand) for the second quarter of 2025, representing a 30.4% increase QoQ from KRW 87,458 million and a 50.0% increase YoY from KRW 76,006 million. The increase QoQ was mainly due to commission paid for mobile game services related to Ragnarok M: Classic in Taiwan, Hong Kong and Macau and

Ragnarok X: Next Generation in North, Central and South America, Oceania, England, Portugal, Spain and Ireland. The increase YoY was primarily due to increased commission paid for mobile game services related to Ragnarok M: Classic in Southeast Asia, Taiwan, Hong Kong and Macau, Ragnarok Idle Adventure Plus in Global except Taiwan, Hong Kong, Macau, China, Korea and Japan and Ragnarok X: Next Generation in North, Central and South America, Oceania, England, Portugal, Spain and Ireland.

Operating Expenses

Operating expenses were KRW 37,064 million (US$ 27,383 thousand) for the second quarter of 2025, representing a 46.6% increase QoQ from KRW 25,276 million and a 15.9% increase YoY from KRW 31,972 million. The increase QoQ was mainly due to increased advertising expenses for Ragnarok Online America Latina in Latin America, Nobunaga's Ambition: The Road to the World (Tentative English Title) in Japan, Ragnarok Idle Adventure Plus in Taiwan, Hong Kong and Macau and Ragnarok: Back to Glory in Korea. The increase YoY was also mainly due to increased advertising expenses for Ragnarok Online America Latina in Latin America, Ragnarok Idle Adventure Plus in Global, Taiwan, Hong Kong and Macau, Nobunaga's Ambition: The Road to the World (Tentative English Title) in Japan and Ragnarok: Back to Glory in Korea.

Profit Before Income Tax Expense

Profit before income tax expense was KRW 18,706 million (US$ 13,821 thousand) for the second quarter of 2025 compared with profit before income tax expense of KRW 28,450 million for the first quarter of 2025 and profit before income tax expense of KRW 20,057 million for the second quarter of 2024.

Net Profit

As a result of the foregoing factors, Gravity recorded a net profit attributable to parent company of KRW 13,245 million (US$ 9,786 thousand) for the second quarter of 2025 compared with net profit attributable to parent company of KRW 22,038 million for the first quarter of 2025 and a net profit attributable to parent company of KRW 12,569 million for the second quarter of 2024.

Liquidity

The balance of cash and cash equivalents and short-term financial instruments was KRW 576,840 million (US$ 426,184 thousand) as of June 30, 2025.

Note: For convenience purposes only, the KRW amounts have been expressed in U.S. dollars at the exchange rate of KRW 1,353.50 to US$ 1.00, the noon buying rate in effect on June 30, 2025 as quoted by the Federal Reserve Bank of New York.

GRAVITY BUSINESS UPDATES

Ragnarok Online IP-based Games

•Ragnarok: The Promised Adventure (Tentative English Title), an Idle MMORPG Mobile and WeChat Mini Programs game

Ragnarok: The Promised Adventure (Tentative English Title, Chinese title: 仙境传说之约定好的冒险) officially received an ISBN from Chinese government on May 21, 2025, and will be launched in China on October 1, 2025.

•Ragnarok X: Next Generation, an MMORPG Mobile and PC game

Ragnarok X: Next Generation was officially launched in North, Central and South America, Oceania, England, Portugal, Spain and Ireland on May 8, 2025 and will be launched in Europe (except England, Portugal, Spain and Ireland), Middle East, Africa and South Asia in October 2025.

•Ragnarok Online America Latina, an MMORPG PC game

Ragnarok Online America Latina was officially launched in Latin America on May 28, 2025.

•Ragnarok Idle Adventure Plus, a Vertical Idle MMORPG Mobile game

Ragnarok Idle Adventure Plus was officially launched in Taiwan, Hong Kong and Macau on May 21, 2025 and will be launched in Korea on August 28, 2025.

•Poring Rush, an Idle RPG Mobile game

Poring Rush was officially launched in Korea on June 12, 2025.

•Ragnarok Zero, an MMORPG PC game

Ragnarok Zero was officially launched in Taiwan, Hong Kong and Macau on July 3, 2025.

•Ragnarok: Twilight, an Idle MMOARPG Mobile game

Ragnarok: Twilight was officially launched in Taiwan, Hong Kong and Macau on July 3, 2025. It will be launched in China on August 15, 2025 and is underway for its launch in Southeast Asia in the second half of 2025.

•Ragnarok Crush, a Strategy Action Puzzle RPG Mobile game

Ragnarok Crush was officially launched in Global except China and Japan on July 17, 2025.

•Ragnarok V: Returns, a 3D MMORPG Mobile and PC game

Ragnarok V: Returns was officially launched in Global on August 7, 2025.

•Ragnarok M: Classic, an MMORPG Mobile and PC game

Ragnarok M: Classic will be launched in North and South America, Europe, Middle East and Africa on September 3, 2025.

•Ragnarok: The New World, an MMORPG Mobile and PC game

Ragnarok: The New World is planned to be launched in Taiwan, Hong Kong and Macau in the fourth quarter of 2025.

•PROJECT ABYSS, an MMOARPG Mobile and PC game

PROJECT ABYSS is underway for its launch in Southeast Asia in the fourth quarter of 2025.

•Ragnarok Libre, a Time Effective MMORPG Line game

Ragnarok Libre will be launched in Global except Korea, China and Japan on August 11, 2025.

•I'm the Hero of This Ragnarok! (Tentative English Title), an SLG Simulation Mobile game

I'm the Hero of This Ragnarok! (Tentative English Title) is scheduled to be launched in Korea in September 2025.

Ragnarok Online IP-based Blockchain Game

•Ragnarok Landverse, an MMORPG Blockchain and PC game

Ragnarok Landverse will be launched in North and South America in the fourth quarter of 2025.

Other IP-based games

•Gunbound, an MMO Turn-based Artillery PC game

Gunbound was officially launched in Southeast Asia and Latin America on June 10, 2025.

•Nobunaga's Ambition: The Road to the World (Tentative English Title), an MMO History Strategy Simulation Mobile game

Nobunaga's Ambition: The Road to the World (Tentative English Title) was officially launched in Japan on June 18, 2025.

•Dragonica Origin, an MMORPG PC game

Dragonica Origin was officially launched in Southeast Asia on July 16, 2025.

•Meow Star Acres 2, a Farm Simulation Mobile game

Meow Star Acres 2 will be launched in Global in the fourth quarter of 2025.

•Schop Hero, a New Fresh Whole Digging Puzzle RPG Mobile game

Schop Hero will be launched in Japan in the third quarter of 2025, 2025.

•Chess Rumble, a Collectible Tactical RPG Mobile game

Chess Rumble is planned to be launched in Global except Korea and Japan in the third quarter of 2025.

Investor Presentation

Gravity issued an investor presentation. The presentation contains the Company’s recent business updates, results of the second quarter in 2025 and Gravity’s business plan. The presentation can be found on the Company’s website under the IR Archives section at https://www.gravity.co.kr/en/ir/updates. Korean and Japanese versions of the presentation are also provided on the website.

About GRAVITY Co., Ltd. ---------------------------------------------------
Gravity is a developer and publisher of online and mobile games. Gravity's principal product, Ragnarok Online, is a popular online game in many markets, including Japan and Taiwan, and is currently commercially offered in 91 markets. For more information about Gravity, please visit http://www.gravity.co.kr.
Forward-Looking Statements:

Certain statements in this press release may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe”, “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements contain these words. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the “SEC”), including our annual report for the fiscal year ended December 31, 2024 on Form 20-F, together with such other documents that we may submit to or file with the SEC from time to time, on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.

Contact:
Mr. Heung Gon Kim
Chief Financial Officer
Gravity Co., Ltd.
Email: kheung@gravity.co.kr

Ms. Jin Lee
Ms. Yujin Oh
IR Unit
Gravity Co., Ltd.
Email: ir@gravity.co.kr
Telephone: +82-2-2132-7800

GRAVITY Co., Ltd.
Consolidated Statements of Financial Position

(In millions of KRW and thousands of US$)

	As of
	31-Dec-24		30-Jun-25
	KRW	US$	KRW	US$
	(audited)	(unaudited)	(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	228,898	169,116	215,441	159,173
Short-term financial instruments	324,304	239,604	361,399	267,011
Accounts receivable, net	81,152	59,957	81,368	60,117
Other receivables, net	1,572	1,161	1,948	1,439
Prepaid expenses	8,115	5,996	17,768	13,127
Other current financial assets	6,602	4,878	4,759	3,516
Other current assets	2,967	2,192	3,975	2,937
Total current assets	653,610	482,904	686,658	507,320
Property and equipment, net	9,957	7,356	10,703	7,908
Intangible assets, net	7,057	5,214	8,941	6,606
Deferred tax assets	5,617	4,150	6,498	4,801
Other non-current financial assets	1,767	1,306	1,686	1,246
Other non-current assets	8,451	6,245	7,966	5,885
Total assets	686,459	507,175	722,452	533,766
Liabilities and Equity
Current liabilities:
Accounts payable	67,930	50,188	82,024	60,601
Deferred revenue	26,761	19,772	20,868	15,418
Withholdings	1,588	1,173	1,599	1,181
Accrued expense	2,651	1,959	2,181	1,611
Income tax payable	6,507	4,808	7,667	5,665
Other current liabilities	3,212	2,373	3,653	2,699
Total current liabilities	108,649	80,273	117,992	87,175
Long-term account payables	220	163	623	460
Long-term deferred revenue	2,572	1,900	880	650
Other non-current liabilities	5,361	3,961	5,262	3,889
Deferred tax liabilities	1,294	956	1,290	953
Total liabilities	118,096	87,253	126,047	93,127
Share capital	3,474	2,567	3,474	2,567
Capital surplus	26,979	19,933	26,979	19,933
Other components of equity	23,801	17,585	16,601	12,265
Retained earnings	513,418	379,326	548,701	405,394
Equity attributable to owners of the Parent Company	567,672	419,411	595,755	440,159
Non-controlling interest	691	511	650	480
Total equity	568,363	419,922	596,405	440,639
Total liabilities and equity	686,459	507,175	722,452	533,766

* For convenience purposes only, the KRW amounts are expressed in U.S. dollars at the rate of KRW 1,353.50 to US$ 1.00, the noon buying rate in effect on June 30, 2025 as quoted by the Federal Reserve Bank of New York.

GRAVITY Co., Ltd.
Consolidated Statements of Comprehensive Income

(In millions of KRW and thousands of US$ except for share and ADS data)

	Three months ended				Six months ended
	31-Mar-25	30-Jun-24	30-Jun-25		30-Jun-24	30-Jun-25
	(KRW)	(KRW)	(KRW)	(US$)	(KRW)	(KRW)	(US$)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues:
Online games	18,806	19,445	21,971	16,233	37,510	40,777	30,127
Mobile games	115,486	99,019	144,003	106,393	197,567	259,489	191,717
Other revenue	3,172	4,503	4,766	3,521	7,669	7,938	5,865
Total net revenue	137,464	122,967	170,740	126,147	242,746	308,204	227,709
Cost of revenue	87,458	76,006	114,006	84,231	149,634	201,464	148,847
Gross profit	50,006	46,961	56,734	41,916	93,112	106,740	78,862
Operating expenses:
Selling, general and administrative expenses	21,859	28,108	33,509	24,757	43,855	55,368	40,907
Research and development	3,431	4,286	3,291	2,431	7,887	6,722	4,966
Others, net	(14)	(422)	264	195	(488)	250	185
Total operating expenses	25,276	31,972	37,064	27,383	51,254	62,340	46,058
Operating profit	24,730	14,989	19,670	14,533	41,858	44,400	32,804
Finance income(costs):
Finance income	10,717	8,867	2,651	1,959	15,164	13,368	9,877
Finance costs	(6,997)	(3,799)	(3,615)	(2,671)	(4,467)	(10,612)	(7,840)
Profit before income tax	28,450	20,057	18,706	13,821	52,555	47,156	34,841
Income tax expense	6,372	7,476	5,486	4,053	13,091	11,858	8,761
Profit for the year	22,078	12,581	13,220	9,768	39,464	35,298	26,080
Profit attributable to:
Non-controlling interest	40	12	(25)	(18)	29	15	12
Owners of Parent company	22,038	12,569	13,245	9,786	39,435	35,283	26,068
Earnings per share
- Basic and diluted	3,171	1,809	1,906	1.41	5,675	5,077	3.75
Weighted average number of shares outstanding
- Basic and diluted	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900
Earnings per ADS
- Basic and diluted	3,171	1,809	1,906	1.41	5,675	5,077	3.75

* For convenience, the KRW amounts are expressed in U.S. dollars at the rate of KRW 1,353.50 to US$1.00, the noon buying rate in effect on June 30, 2025 as quoted by the Federal Reserve Bank of New York.
(1) Each ADS represents one common share.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY CO., LTD.

By:	/s/ Heung Gon Kim
Name:	Heung Gon Kim
Title:	Chief Financial Officer
Date: August 8, 2025